SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	September, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 10, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications Announces Senior Management Realignment

Calgary, Alberta, September 10, 2003—Shaw Communications Inc. is pleased to announce the following senior management changes, which will be effective immediately.

Mike Abram who is currently President of Shaw Ventures becomes President of Star Choice Communications. Mike joined our company in February 2000 as President of the newly formed division of Shaw Ventures. Mike will continue to lead the teams within Ventures, Big Pipe and Cancom (Truck Tracking) with the addition of the team at Star Choice.

Brad Shaw who is currently Senior Vice President Operations for Star Choice becomes Senior Vice President of Operations for Shaw Cablesystems. Brad joined our company in 1985 and has held a diverse range of senior management positions throughout Shaw Cable prior to taking the helm at Star Choice. In the past 2-1/2 years Brad has provided tremendous leadership to the Star Choice team in dealing with high growth in a fiercely competitive environment.

After 21 years of dedication and success with our organization Bill MacDonald, Senior Vice President of Operation for Shaw Cablesystems has announced his retirement. Bill will officially retire from Shaw effective November 30, 2003.

“These changes will continue to strengthen our leadership and operating teams and ensure that we are well positioned for growth,” said Jim Shaw, CEO of Shaw Communications. “Our senior management is one of the best in the industry and we are confident we will continue to deliver outstanding operating results and build shareholder value”, he added.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX – SJR.B, NYSE – SJR)

For further information, please contact:
Jim Shaw
Chief Executive Officer
Shaw Communications Inc.
403-750-4500